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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jonathan Burr

    Ms. Erin E. Martin

Re:	Apartment Income REIT Corp. (f/k/a Aimco-LP, Inc.) Draft Registration Statement on Form 10-12B Filed November 5, 2020 File No. 001-39686

Dear Mr. Burr and Ms. Martin:

On behalf of our client, Apartment Investment and Management Company (“Our Client”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2020 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10 filed by Apartment Income REIT Corp., formerly known as Aimco-LP, Inc. (a subsidiary of Our Client, the “Company” or “AIR”), to the Commission on November 5, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

* * * * *

Mr. Jonathan Burr

Securities and Exchange Commission

November 24, 2020

Form 10-12B filed on November 5, 2020

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page 77

1.

We note your adjustment (B). It appears that you have also excluded gains on dispositions of real estate for properties sold in 2019. Please revise your footnote to clarify that your adjustment also relates to properties sold in 2019. Please clarify for us and revise your filing to state if you have also removed the results of operations of the properties sold in 2019.

Response: The Company respectfully advises the Staff that the Company has revised adjustment (B) to add the underlined wording to also indicate the exclusion of gains on dispositions of real estate for properties sold in 2019 as follows:

During the nine months ended September 30, 2020, Aimco sold one apartment community and was under contract to sell another apartment community which closed on November 3, 2020. During the year ended December 31, 2019, Aimco sold 12 apartment communities. In addition, gain on dispositions in 2019 included the expiration of indemnification of liabilities related to the sale of its Asset Management business. The adjustment reflects the removal of the results of operations and associated gains on disposition of these properties.

Unaudited Pro Forma Non-GAAP Financial Measures, page 79

2.

We note that your reconciliation between Net Income and Adjusted EBITDAre on page 80 includes a line item labeled Pro forma adjustment, net. Please tell us and revise your filing to quantify and clarify the nature of the items within this line item.

Response: The Company respectfully advises the Staff that the Company has revised the line item previously labeled “Pro form adjustments, net” to “Other adjustments, net.” The Company has included the following footnote (1) to further quantify and clarify the nature the items within the line item labeled “Other adjustments, net” on page 80:

(1) Other adjustments, net, includes a $4.0 million reduction of Adjusted EBITDAre to remove the impact of two non-recurring events: (a) a $2.7 million adjustment related to casualty insurance reimbursements and (b) $1.3 million adjustment to incentive compensation for which annualization would distort our operating results, offset partially by $1.0 million of contributions related to rent control ballot measures in California that have been excluded because we believe they are not representative of our future operating performance.

Non-GAAP Measures, page 94

3.

We note that your reconciliation from Net (loss) income to Adjusted EBITDAre on the top of page 100 includes a line item labeled Other adjustments, net. Please revise footnote (1) to this table to quantify the items that comprise this line item.

Mr. Jonathan Burr

Securities and Exchange Commission

November 24, 2020

Response: The Company respectfully advises the Staff that the Company has broken out Other adjustments, net into five separate components and added footnotes to three of the components to describe the nature of the adjustments on page 100 as follows:

	Three Months Ended September 30, 2020	Twelve Months Ended September 30, 2020
Separation costs	11,830	12,580
Transaction costs	2,620	2,620
Pro forma California joint venture(1)	(5,819)	(31,358)
Pro forma acquisition(2)	178	978
Separation costs and other adjustments, net(3)	(1,981)	6,994

(Previously disclosed as Other adjustments, net)	$6,828	$(8,186)

(1)

Includes an adjustment to reflect the non-controlling interest impact of the California joint venture transaction as if the transaction closed on July 1, 2020, for the three months ended September 30, 2020, and October 1, 2019, for the trailing twelve months.

(2)

Includes an adjustment to reflect the acquisition of Hamilton on the Bay as if the transaction closed on July 1, 2020, for the three months ended September 30, 2020, and October 1, 2019, for the trailing twelve months.

(3)

For the three months ended September 30, 2020, separation costs and other adjustments, net, includes a $4.0 million reduction of Adjusted EBITDAre to remove the impact of two non-recurring events: (a) a $2.7 million adjustment related to casualty insurance reimbursements and (b) $1.3 million adjustment to incentive compensation for which annualization would distort our operating results, offset partially by $1.0 million of unrealized loss on a derivative agreement and $1.0 million of contributions related to rent control ballot measures in California that have been excluded because we believe they are not representative of future operating performance. For the twelve months ended September 30, 2020, separation costs and other adjustments, net, includes $3.1 million of incurred casualty losses, $2.0 million of unrealized loss on a derivative agreement, $1.0 million of contributions related to rent control ballot measures in California, and $0.9 million of separation costs that have been excluded because we believe they are not representative of future operating performance.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions regarding this filing, please contact Joseph A. Coco at (212) 735-3050; Blair T. Thetford at (212) 735-2082; or Michelle Gasaway at (213) 687-5122.

Sincerely,

/s/ Michelle Gasaway
Michelle Gasaway
Skadden, Arps, Slate, Meagher & Flom LLP